1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August  , 2004

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________)

FOR IMMEDIATE RELEASE
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525 ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 5.6% Revenues Growth and
EPS of NT $0.78 or EPADS of US$ 0.12 for 2Q 2004

Taichung, Taiwan, August 4, 2004 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 2Q 2004 was NT$ 8,712 million, representing 5.6% increase QoQ and 33.4% increase compared to the same period of year 2003.

SPIL reported a net income of NT$ 1,454 million in 2Q 2004, compared with a net income of NT$ 1,404 million in 1Q 2004 and a net income of NT$ 639 million in 2Q 2003.

SPIL reported its sales revenue for the six-month period ended June 30, 2004 were NT$ 16,960 million, up 39.8% compared to the same period of 2003.

For the six-month period ended June 30, 2004 net income was NT$ 2,858 million, compared with a net income of NT$ 343 million for the same period of 2003.

Unconsolidated 2Q 2004 Financial Results

➢     Net revenue was NT$ 8,712 million, of which NT$ 7,933 million was from assembly business and NT$ 779 million was from testing business.

➢     Cost of goods sold was NT$ 7,028 million, and gross profit was NT$ 1,684 million, representing a gross margin of 19.3%.

➢     Operating expenses were NT$ 499 million, including selling expenses of NT$ 144 million, administrative expenses of NT$ 180 million, and R& D expenses of NT$ 175 million. Operating profit was NT$ 1,185 million, representing an operating margin of 13.6% vs 13.3% in 1Q 2004.

➢     Net interest expense for this quarter was NT$ 59 million.

➢     Net income was NT$ 1,454 million, compared with a net income of NT$ 1,404 million in 1Q 2004.

➢     Earnings per ordinary share for this quarter was NT$0.78, or earnings per ADS of US$ 0.12. Total weighted average outstanding shares for 2Q 2004 were 1,863,896 thousand shares.

SPIL 1Q 04	1

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

➢     Capital spending in 2Q 2004 totaled NT$ 2,787 million, in which NT$ 1,585 million were spent on assembly equipment, and NT$ 1,202 million were spent on testing equipment.

➢     The depreciation expenses in 2Q 2004 were NT$ 1,389 million, in which NT$ 930 million were from assembly business and NT$ 459 million were from testing business.

Assembly Operation

➢     BGA revenues accounted for 42% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted 6%, up from 5% in previous quarter; QFP revenues accounted for 28%, down from 30% in previous quarter; and SO revenues accounted for 11%, remaining flat from previous quarter. Testing service generated 9% of total revenues in 2Q 2004.

➢     The average assembly utilization rate was 85% in 2Q 2004.

Testing Operation

➢     The average testing utilization rate was 70% in 2Q 2004.

SPIL 1Q 04	2

Siliconware Precision Industries Co., Ltd.

About SPIL

     Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

     The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and six months ended June 30, 2004 reflect our gains or losses attributable to the second quarter and first half, respectively, of 2004 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the six months, ended June 30, 2004, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 1Q 04	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2004			June 30, 2003		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	381,359	12,893,754	21	5,288,536	12	7,605,218	144
Short-term investments	33,954	1,148,000	2	—	—	1,148,000	—
Accounts receivable	166,292	5,622,340	9	4,430,996	9	1,191,344	27
Inventories	66,042	2,232,873	4	1,491,271	3	741,602	50
Other current assets	54,500	1,842,659	3	871,548	2	971,111	111

Total current assets	702,148	23,739,626	39	12,082,351	26	11,657,275	96

Long-term investments	263,152	8,897,172	14	9,078,761	20	(181,589)	-2
Fixed assets	1,347,378	45,554,836	74	38,738,859	85	6,815,977	18
Less accumulated depreciation	(569,572)	(19,257,230)	-31	(15,924,310)	-35	(3,332,920)	21

Net fixed assets	777,806	26,297,606	43	22,814,549	50	3,483,057	15

Other assets	74,533	2,519,971	4	2,044,959	4	475,012	23

Total Assets	1,817,639	61,454,375	100	46,020,620	100	15,433,755	34

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	382,811	12,942,824	21	6,040,212	13	6,902,612	114
Bonds payable	360,953	12,203,831	20	8,019,373	18	4,184,458	52
Long term loans	122,255	4,133,445	7	5,106,926	11	(973,481)	-19
Other liabilities	20	683	—	25,770	—	(25,087)	-97

Total Liabilities	866,039	29,280,783	48	19,192,281	42	10,088,502	53

Stockholders’ Equity
Capital stock	560,360	18,945,758	31	18,851,737	41	94,021	—
Stock dividend to be distributed	62,259	2,104,973	3	—	—	2,104,973	—
Capital reserve	245,955	8,315,722	13	8,087,899	17	227,823	3
Legal reserve	22,209	750,886	1	467,014	1	283,872	61
Special reserve	—	—	—	302,780	1	(302,780)	-100
Retained earnings	85,672	2,896,564	5	423,372	1	2,473,192	584
Cumulated translation adjustment	(1,309)	(44,251)	—	34,398	—	(78,649)	-229
Treasury stock	(23,545)	(796,060)	-1	(1,338,861)	-3	542,801	-41

Total Equity	951,600	32,173,592	52	26,828,339	58	5,345,253	20

Total Liabilities & Shareholders’ Equity	1,817,639	61,454,375	100	46,020,620	100	15,433,755	34

Forex ( NT$ per US$ )		33.810		34.655

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q 2004
					2Q 2003		YOY	2Q 2004	1Q 2004		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	257,687		8,712,406	100.0		6,533,281	33.4	8,712,406		8,247,694	5.6
Cost of Goods Sold	(207,868)		(7,028,033)	-80.7		(5,587,154)	25.8	(7,028,033)		(6,688,506)	5.1

Gross Profit	49,819		1,684,373	19.3		946,127	78.0	1,684,373		1,559,188	8.0

Operating Expenses
Selling Expenses	(4,252)		(143,751)	-1.6		(101,612)	41.5	(143,751)		(135,191)	6.3
Administrative Expenses	(5,329)		(180,159)	-2.1		(157,972)	14.0	(180,159)		(166,043)	8.5
Research and Development Expenses	(5,191)		(175,521)	-2.0		(122,972)	42.7	(175,521)		(164,044)	7.0

	(14,772)		(499,431)	-5.7		(382,556)	30.6	(499,431)		(465,278)	7.3

Operating Income	35,047		1,184,942	13.6		563,571	110.3	1,184,942		1,093,910	8.3

Non-operating Income	5,550		187,658	2.2		160,116	17.2	187,658		406,608	-53.8
Non-operating Expenses	(6,938)		(234,567)	-2.7		(82,264)	185.1	(234,567)		(169,586)	38.3

Income before Income Tax	33,660		1,138,033	13.1		641,423	77.4	1,138,033		1,330,932	-14.5
Income Tax Credit (Expenses)	9,336		315,664	3.6		(2,460)	—	315,664		73,281	330.8

Net Income	42,996		1,453,697	16.7		638,963	127.5	1,453,697		1,404,213	3.5

Earnings Per Common Share
— Basic		NT$	0.78		NT$	0.35			NT$	0.75

— Diluted		NT$	0.77			—			NT$	0.56

Earnings Per ADS
— Basic		US$	0.12		US$	0.05			US$	0.11

— Diluted		US$	0.11			—			US$	0.09

Weighted Average Number of Shares Outstanding (’k)			1,863,896			1,826,915				1,860,331

Forex (NT$ per US$)			33.810			34.655				33.075

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2004 and 2003
	2004				2003		YOY
	USD	NTD		%	NTD		Change %
Net Sales	501,630		16,960,100	100.0		12,134,213	39.8
Cost of Goods Sold	(405,695)		(13,716,539)	-80.9		(10,670,730)	28.5

Gross Profit	95,935		3,243,561	19.1		1,463,483	121.6

Operating Expenses
Selling expenses	(8,250)		(278,942)	-1.6		(199,176)	40.0
Administrative expenses	(10,240)		(346,202)	-2.0		(311,701)	11.1
Research and development expenses	(10,043)		(339,565)	-2.0		(253,728)	33.8

	(28,533)		(964,709)	-5.7		(764,605)	26.2

Operating Income	67,402		2,278,852	13.4		698,878	226.1

Non-operating Income	17,577		594,266	3.5		262,315	126.5
Non-operating Expenses	(11,954)		(404,153)	-2.4		(689,232)	-41.4

Income Before Income Tax	73,025		2,468,965	14.6		271,961	807.8
Income Tax Credit (Expenses)	11,504		388,945	2.3		71,515	443.9

Net Income	84,529		2,857,910	16.9		343,476	732.1

Earnings Per Common Share
- Basic		NT$	1.53		NT$	0.19

- Diluted		NT$	1.33			—

Earnings Per ADS
- Basic		US$	0.23		US$	0.027

- Diluted		US$	0.20			—

Weighted Average Number of Shares Outstanding (’k)			1,863,896			1,826,915

Forex (NT$ per US$)			33.810			34.655

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 6 Months Ended on June 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2004		6 months, 2003
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	84,529	2,857,910	343,476
Depreciation	78,404	2,650,847	2,402,913
Amortization	5,676	191,896	163,324
Long-term investment loss (gain) recognized by equity method	(8,906)	(301,119)	423,431
Gain on disposal of investment	(2,183)	(73,817)	(18,208)
Compensation interest payable on bonds payable	2,895	97,884	102,673
Foreign currency exchange loss (gain) on bonds payable	2,002	67,686	(31,157)
Change in working capital & others	(69,998)	(2,366,617)	489,225

Net cash flows provided from operating activities	92,419	3,124,670	3,875,677

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(160,081)	(5,412,341)	(1,529,081)
Payment for short-term investment	(33,954)	(1,148,000)	—
Payment for long-term investment	(7,240)	(244,773)	(304,227)
Proceeds from disposal of long-term investment	18,947	640,606	36,208
Payment for deferred charges/other changes	(4,168)	(140,935)	127,286

Net cash used in investing activities	(186,496)	(6,305,443)	(1,669,814)

Cash Flows from Financing Activities:
Repayment of short-term loan	—	—	(302,000)
Repayment (proceeds) of commercial paper	—	—	(402,355)
Repayment of long-term loan	(31,739)	(1,073,080)	(1,083,080)
Proceeds from bonds payable	196,569	6,646,000	—
Payment of bonds payable repurchase	(5,312)	(179,612)	—
Remuneration of directors and supervisors’ bonus	(1,690)	(57,153)	—
Proceeds from disposing treasury stock/other charges	4,257	143,930	4,168

Net cash provided from financing activities	162,085	5,480,085	(1,783,267)

Net increase (decrease) in cash and cash equivalents	68,007	2,299,312	422,596

Cash and cash equivalents at beginning of period	313,352	10,594,442	4,865,940

Cash and cash equivalents at end of period	381,359	12,893,754	5,288,536

Forex ( NT$ per US$ )		33.810	34.655

(1):	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: August 4, 2004	By:	/S/ WEN CHUNG LIN
Wen Chung Lin
Vice President & Spokesman